Filed pursuant to Rule 424(b)(3)

Registration No. 333-126021

PROSPECTUS

345,146 Shares

VENTAS, INC.

Common Stock

This prospectus relates to the offer and sale from time to time of up to an aggregate of 345,146 shares of our common stock for the account of the selling stockholders named in this prospectus. The 345,146 shares of our common stock offered by this prospectus are issuable to the selling stockholders upon redemption of their 345,146 Class D units of limited partnership interest in ElderTrust Operating Limited Partnership, an operating partnership of Ventas.

A selling stockholder may sell none, some or all of the shares offered by this prospectus. We cannot predict when or in what amounts a selling stockholder may sell any of the shares offered by this prospectus. The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “VTR.” On July 7, 2005, the last reported sales price for our common stock was $31.32 per share.

Investing in our Common Stock involves risks. See “ Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

THIS PROSPECTUS IS DATED JULY 8, 2005.

You should read this prospectus together with additional information described under the heading “Where You Can Find More Information and Incorporation by Reference.” You should rely only on the information incorporated by reference or provided in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling stockholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus, as well as the information we have previously filed with the Securities and Exchange Commission (the “Commission”) and incorporated by reference in this prospectus, is accurate only as of the date of the documents containing the information.

Unless the context otherwise requires, references in this prospectus to “we,” “us,” “our” or “Ventas” mean Ventas, Inc., a Delaware corporation, together with its subsidiaries.

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ABOUT VENTAS, INC.

We are a healthcare real estate investment trust (“REIT”) with a geographically diverse portfolio of healthcare and senior housing facilities in the United States. As of March 31, 2005, this portfolio consisted of 201 skilled nursing facilities, 41 hospitals and 50 senior housing and other facilities in 39 states. Except with respect to our medical office buildings, we lease these facilities to healthcare operating companies under “triple-net” or “absolute-net” leases. As of March 31, 2005, Kindred Healthcare, Inc. (together with its subsidiaries, “Kindred”) leased 225 of our facilities. We also had real estate loan investments relating to 34 healthcare and senior housing facilities as of March 31, 2005, and for the three months ended March 31, 2005, we had rental income of $62.7 million.

Our business strategy is comprised of two primary objectives: diversifying our portfolio of properties and increasing our earnings. We intend to continue to diversify our real estate portfolio by operator, facility type and reimbursement source. We intend to invest in or acquire additional healthcare-related and/or senior housing assets across a wide spectrum.

As of March 31, 2005, Ventas Realty, Limited Partnership (“Ventas Realty”), a wholly owned operating partnership, owned 39 of our hospitals, 157 of our skilled nursing facilities and 27 of our senior housing and other healthcare facilities, Ventas Finance I, LLC, a wholly owned limited liability company, owned 39 of our skilled nursing facilities and ElderTrust Operating Limited Partnership, an operating partnership in which we currently own 95.5% of the partnership units (“ETOP”), owned five of our skilled nursing facilities and 13 of our senior housing and other facilities. Ventas and certain of our other subsidiaries owned the remaining 12 facilities.

On June 7, 2005, we completed the acquisition (the “Provident Acquisition”) of Provident Senior Living Trust (“Provident”) pursuant to the merger of Provident with and into our subsidiary, Ventas Provident, LLC (formerly VTRP Merger Sub, LLC) (“Ventas Provident”). After giving effect to the Provident Acquisition and our other acquisitions since March 31, 2005, as of June 7, 2005, our portfolio was comprised of 369 senior housing and healthcare facilities in 41 states.

Our principal executive offices are located at 10350 Ormsby Park Place, Suite 300, Louisville, Kentucky 40223, and our telephone number is (502) 357-9000. We maintain a website on the Internet at http://www.ventasreit.com. Information on our website is not incorporated by reference herein and our web address is included in this prospectus as an inactive textual reference only.

RISK FACTORS

Investing in our common stock will provide you with an equity ownership in Ventas. As one of our stockholders, you will be subject to risks inherent in our business. The trading price of your shares will be affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions. The value of your investment may decrease, resulting in a loss. You should carefully consider the following factors as well as other information contained in this prospectus and the documents incorporated by reference herein before deciding to invest in shares of our common stock.

We are dependent on Kindred; Kindred’s inability or unwillingness to satisfy its obligations under its agreements with us could significantly harm us and our ability to service our indebtedness and other obligations and to make distributions to our stockholders as required to continue to qualify as a REIT.

We are dependent on Kindred in a number of ways:

•	We lease a substantial portion of our properties to Kindred under our master lease agreements with Kindred (the “Kindred Master Leases”), and therefore:

•	Kindred was the source of a significant majority of our total revenues in 2004 and 2003 and continues to be a majority source of our revenues; and

•	since the Kindred Master Leases are triple-net leases, we depend on Kindred to pay insurance, taxes, utilities and maintenance and repair expenses required in connection with the leased properties.

•	In connection with our spin off of Kindred on May 1, 1998 (the “1998 Spin Off”), Kindred assumed, and agreed to indemnify us for, the following:

•	all obligations under third-party leases and third-party contracts, except for those contracts relating to the ownership of our properties;

•	all losses, including costs and expenses, resulting from future claims and all liabilities that may arise out of the ownership or operation of the healthcare operations either before or after the date of the 1998 Spin-Off; and

•	any claims that were pending at the time of the 1998 Spin-Off and that arose out of the ownership or operation of the healthcare operations or were asserted after the 1998 Spin-Off and that arise out of the ownership or operation of the healthcare operations or any of the assets or liabilities transferred to Kindred in connection with the 1998 Spin-Off.

We cannot assure you that Kindred will have sufficient assets, income and access to financing and insurance coverage to enable it to satisfy its obligations under its agreements with us. In addition, any failure by Kindred to effectively conduct its operations could have a material adverse effect on its business reputation or on its ability to enlist and maintain patients in its facilities. Any inability or unwillingness on the part of Kindred to satisfy its obligations under its agreements with us could significantly harm us and our ability to service our indebtedness and our other obligations and to make distributions to our stockholders, as required for us to continue to qualify as a REIT (a “Material Adverse Effect”).

The operators of the Provident properties represent a significant portion of our revenues; the inability or unwillingness of the operators of the Provident properties to satisfy their agreements with us could have a Material Adverse Effect on us.

As a result of the Provident Acquisition, Alterra Healthcare Corporation (“Alterra”) and Brookdale Living Communities, Inc. (“Brookdale”), the operators of the Provident properties, account for a significant portion of our revenues. It is possible that Alterra and Brookdale may in the future combine their businesses, although there can be no assurance when or if such a combination will occur.

We cannot assure you that Alterra or Brookdale or a combination of those entities will have sufficient assets, income and access to financing and insurance coverage to enable them to satisfy the agreements that they have with us. In addition, any failure by Alterra or Brookdale or a combination of those entities to conduct their operations effectively could have a material adverse effect on their respective business reputations or on their ability to enlist and maintain tenants in their respective facilities. Any inability or unwillingness on the part of Alterra or Brookdale or a combination of those entities to satisfy their respective obligations under the agreements that they have with us could have a Material Adverse Effect on us.

We may be unable to find another lessee/operator for our properties if we have to replace Kindred or our other operators (including Alterra and Brookdale).

We may have to find another lessee/operator for the properties covered by one or more of the Kindred Master Leases or the leases with our other operators (including Alterra and Brookdale) upon the expiration of the terms of the applicable lease or upon a default by Kindred or our other operators (including Alterra and Brookdale). During any period that we are attempting to locate one or more lessees/operators there could be a decrease or cessation of rental payments by Kindred or our other operators (including Alterra and Brookdale). We cannot assure you that we will be able to locate another suitable lessee/operator or, if we are successful in locating such an operator, that the rental payments from the new operator would not be significantly less than the existing rental payments. Our ability to locate another suitable lessee/operator may be significantly delayed or limited by various state licensing, receivership, certificate of need or other laws, as well as by Medicare and Medicaid change-of-ownership rules. In addition, we may also incur substantial additional expenses in connection with any such licensing, receivership or change-of-ownership proceedings. Such delays, limitations and expenses could have a Material Adverse Effect on us and/or materially delay or impact our ability to collect rent, to obtain possession of leased properties or otherwise to exercise remedies for a tenant default.

We may encounter certain risks when implementing our business strategy to pursue investments in, and/or acquisitions or development of, additional healthcare-related and/or senior housing assets.

We intend to continue to pursue investments in, and/or acquisitions or development of, additional healthcare-related and/or senior housing assets, subject to the contractual restrictions contained in our revolving credit facility and the indentures governing our outstanding senior notes. Acquisitions of and investments in such properties, including the properties acquired in connection with the Provident Acquisition, entail general investment risks associated with any real estate investment, including risks that the investment will fail to perform in accordance with expectations, the estimates of the cost of improvements necessary for acquired properties will prove inaccurate and the lessee/operator will be unable to meet performance expectations. If we pursue new development projects, such projects would be subject to numerous risks, including risks of construction delays or cost overruns that may increase project costs, new project commencement risks such as receipt of zoning, occupancy and other required governmental approvals and permits and the risk of incurring development costs in connection with projects that are not pursued to completion. In addition, we may borrow to finance any investments in, and/or acquisitions or development of, healthcare-related or other properties, which would increase our leverage.

We compete for acquisition or investment opportunities with entities that have substantially greater financial resources than we have. Our ability to compete successfully for such opportunities is affected by many factors, including our cost of obtaining debt and equity capital at rates comparable to or better than our competitors. Competition generally may reduce the number of suitable acquisition or investment opportunities available to us and increase the bargaining power of property owners seeking to sell, thereby impeding our acquisition, investment or development activities.

Even if we are successful at identifying and competing for acquisition or investment opportunities, such opportunities, including the Provident Acquisition, involve a number of risks. These risks include diversion of management’s attention, the risk that the value of the properties or businesses that we acquire or invest in could decrease substantially after such acquisition or investment, and the risk that we will not be able to accurately assess the value of properties that are not of the type we currently own, some or all of which could have a Material Adverse Effect on us.

Additionally, if we are successful in continuing to implement our business strategy to pursue investments in, and/or acquisitions or development of, additional healthcare-related and/or senior housing assets or businesses, we intend to increase the number of operators of our properties and our business segments. We cannot assure you that we will have the capabilities to monitor and manage successfully a portfolio of properties with a growing number of operators and/or manage such businesses.

We are subject to the risks associated with investment in the heavily regulated healthcare industry.

All of our investments are in properties used in the healthcare industry; therefore, we are exposed to risks associated with the healthcare industry. The healthcare industry is highly regulated and changes in government regulation have in the past had material adverse consequences on the industry in general, which may not even have been contemplated by lawmakers and regulators. We cannot assure you that future changes in government regulation of healthcare will not have a material adverse effect on the healthcare industry, including its lessees/operators. Moreover, our ability to invest in non-healthcare, non-healthcare-related or non-senior housing properties is restricted by the terms of our revolving credit facility and the more general restrictions on investments contained in our existing indentures.

Our tenants, including Kindred, may be adversely affected by increasing healthcare regulation and enforcement.

We believe that the regulatory environment surrounding the long-term care industry has intensified both in the amount and type of regulations and in the efforts to enforce those regulations. This is particularly true for large for-profit, multi-facility providers like Kindred.

The extensive federal, state and local laws and regulations affecting the healthcare industry include, but are not limited to, laws and regulations relating to licensure, conduct of operations, ownership of facilities, addition of facilities and equipment, allowable costs, services, prices for services, quality of care, patient rights, fraudulent or abusive behavior and financial and other arrangements which may be entered into by healthcare providers. Federal and state governments have intensified enforcement policies, resulting in a significant increase in the number of inspections, citations of regulatory deficiencies and other regulatory sanctions, including terminations from the Medicare and Medicaid programs, bars on Medicare and Medicaid payments for new admissions, civil monetary penalties and even criminal penalties. If Kindred or our other tenants and operators fail to comply with the extensive laws, regulations and other requirements applicable to their businesses, they could become ineligible to receive reimbursement from governmental and private third-party payor programs, suffer civil or criminal penalties or be required to make significant changes to their operations. Kindred and our other tenants also could be forced to expend considerable resources responding to an investigation or other enforcement action under applicable laws or regulations. In addition, as part of the settlement agreement Kindred entered into with the federal government, it agreed to comply with the terms of a corporate integrity agreement. Kindred could incur additional expenses in complying with the corporate integrity agreement, and its failure to comply with the corporate integrity agreement could have a material adverse effect on Kindred’s results of operations, financial condition and ability to make rental payments to us, which, in turn, could have a Material Adverse Effect on us.

We are unable to predict the future course of federal, state and local regulation or legislation, including the Medicare and Medicaid statutes and regulations. Changes in the statutory or regulatory framework could have a material adverse effect on Kindred and our other operators, which, in turn, could have a Material Adverse Effect on us.

Changes in the reimbursement rates or methods of payment from third-party payors, including the Medicare and Medicaid programs, could have a material adverse effect on our tenants.

Kindred and certain of our other tenants and operators rely on reimbursement from third-party payors, including the Medicare and Medicaid programs, for substantially all of their revenues. There continue to be various federal and state legislative and regulatory proposals to implement cost-containment measures that limit payments to healthcare providers. In addition, private third-party payors have continued their efforts to control healthcare costs. We cannot assure you that adequate reimbursement levels will be available for services to be provided by Kindred and our other tenants which are currently being reimbursed by Medicare, Medicaid or private third-party payors. Significant limits by governmental and private third-party payors on the scope of services reimbursed and on reimbursement rates and fees could have a material adverse effect on the liquidity, financial condition and results of operations of Kindred and certain of our other operators and tenants, which, in turn, could have a Material Adverse Effect on us.

Significant legal actions could subject Kindred and our other operators to increased operating costs and substantial uninsured liabilities, which could materially and adversely affect the liquidity, financial condition and results of operation of Kindred and our other operators.

Although claims and costs of professional liability insurance seem to be growing at a slower pace, over the past few years, Kindred and our other skilled nursing facility operators have experienced substantial increases in both the number and size of professional liability claims in recent years. In addition to large compensatory claims, plaintiffs’ attorneys continue to seek significant punitive damages and attorneys’ fees.

Due to the high level in the number and severity of professional liability claims against healthcare providers, the availability of professional liability insurance has been severely restricted and the premiums on such insurance coverage have increased dramatically. As a result, the insurance coverage of Kindred and our other operators might not cover all claims against them or continue to be available to them at a reasonable cost. If Kindred or our other operators are unable to maintain adequate insurance coverage or are required to pay punitive damages, they may be exposed to substantial liabilities.

Kindred insures its professional liability risks in part through a wholly owned, limited purpose insurance company. The limited purpose insurance company insures initial losses up to specified coverage levels per occurrence with no aggregate coverage limit. Coverage for losses in excess of those per occurrence levels is maintained through unaffiliated commercial insurance carriers up to an aggregate limit. The limited purpose insurance company then insures all claims in excess of the aggregate limit for the unaffiliated commercial insurance carriers. Kindred maintains general liability insurance and professional malpractice liability insurance in amounts and with deductibles which Kindred management has indicated that it believes are sufficient for its operations.

Operators that insure their professional liability risks through their own captive limited purpose entities generally estimate the future cost of professional liability through actuarial studies which rely primarily on historical data. However, due to the increase in the number and severity of professional claims against healthcare providers, these actuarial studies may underestimate the future cost of claims and we cannot assure you that such operators’ reserves for future claims will be adequate to cover the actual cost of such claims. If the actual cost of such claims is significantly higher than the operators’ reserves, it could have a material adverse effect on the liquidity, financial condition and results of operation of our operators and their ability to make rental payments to us, which, in turn, could have a Material Adverse Effect on us.

Kindred and our other operators may be sued under a federal whistleblower statute.

Kindred and our other operators may be sued under a federal whistleblower statute designed to combat fraud and abuse in the healthcare industry. These lawsuits can involve significant monetary damages and award bounties to private plaintiffs who successfully bring these suits. If any such lawsuits were to be brought against Kindred or our other operators, such suits combined with increased operating costs and substantial uninsured liabilities could have a material adverse effect on the liquidity, financial condition and results of operation of Kindred and our other operators and their ability to make rental payments to us, which, in turn, could have a Material Adverse Effect on us.

If any of our properties are found to be contaminated, or if we become involved in any environmental disputes, we could incur substantial liabilities and costs.

Under federal and state environmental laws and regulations, a current or former owner of real property may be liable for costs related to the investigation, removal and remediation of hazardous or toxic substances or petroleum that are released from or are present at or under, or that are disposed of in connection with such property. Owners of real property may also face other environmental liabilities, including government fines and penalties imposed by regulatory authorities and damages for injuries to persons, property or natural resources. Environmental laws and regulations often impose liability without regard to whether the owner was aware of, or was responsible for, the presence, release or disposal of hazardous or toxic substances or petroleum. In certain circumstances, environmental liability may result from the activities of a current or former operator of the property. Although we are generally indemnified by the current operators of our properties for contamination caused by such operators, such indemnities may not adequately cover all environmental costs.

We have assumed substantially all of Provident’s liabilities, including contingent liabilities. If these liabilities are greater than expected, or if there are unknown Provident obligations, our business could be materially and adversely affected.

As a result of the Provident Acquisition, we have assumed substantially all of Provident’s liabilities, including contingent liabilities which Provident assumed when it acquired the ownership interests in the properties which are currently leased to Brookdale and Alterra. We may learn additional information about Provident’s business and liabilities that adversely affects us, such as:

•	liabilities for clean-up or remediation of undisclosed environmental conditions;

•	unasserted claims of vendors or other persons dealing with Provident or the former property owners;

•	liabilities, whether or not incurred in the ordinary course of business, relating to periods prior to the Provident Acquisition, including periods prior to the acquisition of the Alterra and Brookdale properties by Provident;

•	claims for indemnification by general partners, directors, officers and others indemnified by Provident or the former property owners; and

•	liabilities for taxes relating to periods prior to the Provident Acquisition, including taxes associated with the acquisition or prior ownership of the Alterra properties or the Brookdale properties.

As a result, we cannot assure you that the Provident Acquisition will be successful or will not, in fact, harm our business. Among other things, if Provident’s liabilities are greater than expected, or if there are obligations of Provident of which we were not aware at the time of completion of the acquisition, or if the Provident Acquisition fails to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), it could have a Material Adverse Effect on us.

We may become more leveraged.

As of March 31, 2005, we had approximately $877.6 million of indebtedness. After giving effect on a pro forma basis to (1) the sale on June 14, 2005 of an additional $50 million aggregate principal amount of 6 5/8% Senior Notes due 2014 issued by Ventas Realty and a wholly owned subsidiary, Ventas Capital Corporation (“Ventas Capital” and, together with Ventas Realty, the “Issuers”) and the application of the net proceeds therefrom, and (2) the Provident Acquisition (including borrowings under our revolving credit facility and the sale on June 7, 2005 of $175 million aggregate principal amount of 6¾% Senior Notes due 2010 and $175 million aggregate principal amount of 7 1/8% Senior Notes due 2015 issued by the Issuers to fund a portion of the acquisition and the assumption of property-level mortgage debt on the Provident properties), as if each had occurred on March 31, 2005, we would have had $1,721.1 million of outstanding indebtedness on our consolidated balance sheet. Our revolving credit facility and the indentures governing our outstanding senior notes permit us to incur substantial additional debt, and we may borrow additional funds, which may include secured borrowings. A high level of indebtedness may have the following consequences:

•	a substantial portion of our cash flow from operations must be dedicated to the payment of debt service, thus reducing the funds available for our business strategy and for distributions to stockholders;

•	potential limits on our ability to adjust rapidly to changing market conditions and vulnerability in the event of a downturn in general economic conditions or in the real estate and/or healthcare sectors;

•	a potential impairment of our ability to obtain additional financing for our business strategy; and

•	a potential downgrade in the rating of our debt securities by one or more rating agencies, which could have the effect of, among other things, increasing the cost of our borrowing.

We may be unable to raise additional capital necessary to continue to implement our business plan and to meet our debt payments.

In order to continue to implement our business plan and to meet our debt payments, we will need to raise additional capital. Our ability to incur additional indebtedness is restricted by the terms of our revolving credit facility and the indentures governing our outstanding senior notes. In addition, adverse economic conditions could cause the terms on which we can obtain additional borrowings to become unfavorable. In such circumstances, we may be required to raise additional equity in the capital markets or liquidate one or more investments in properties at times that may not permit realization of the maximum return on the investments and that could result in adverse tax consequences to us. In addition, certain healthcare regulations may constrain our ability to sell assets. We cannot assure you that we will be able to meet our debt service obligations and the failure to do so could have a Material Adverse Effect on us.

We have now, and may have in the future, exposure to floating interest rates, which can have the effect of reducing our profitability.

We receive revenue primarily by leasing our assets under leases that are long-term triple-net leases in which the rental rate is generally fixed with annual rent escalations, subject to certain limitations. Certain of our debt obligations are floating-rate obligations with interest rate and related payments that vary with the movement of LIBOR or other indexes. The generally fixed rate nature of our revenue and the variable rate nature of certain of our interest obligations create interest rate risk and can have the effect of reducing our profitability or making our lease and other revenue insufficient to meet our obligations. We are not limited in the amount of floating-rate debt that we may incur.

We hedge our floating-rate debt with an interest rate swap and may record charges and incur costs associated with the termination or change in value of our interest rate swap.

We have an interest rate swap agreement to hedge all or a portion of our existing floating-rate debt through June 30, 2008. We periodically assess our interest rate swap in relation to our outstanding balances of floating-rate debt, and based on such assessments may terminate portions of our swap or enter into additional swaps. Termination of swaps with accrued losses, or changes in the value of swaps as a result of falling interest rates, would require the payment of costs and/or result in charges to our earnings and net worth.

Loss of our status as a REIT would have significant adverse consequences to us and the value of our common stock.

If we lose our status as a REIT, we will face serious tax consequences that will substantially reduce the funds available for distribution to our stockholders for each of the years involved because:

•	we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;

•	we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under statutory provisions, we could not elect to be subject to tax as a REIT for four taxable years following the year during which we were disqualified.

In addition, if we fail to qualify as a REIT, all distributions to stockholders would continue to be treated as dividends to the extent of our current and accumulated earnings and profits, although corporate stockholders may be eligible for the dividends received deduction and individual stockholders may be eligible for taxation at the rates generally applicable to long-term capital gains (currently at a maximum rate of 15%) with respect to distributions. We would no longer be required to pay dividends to maintain REIT status.

As a result of all these factors, our failure to qualify as a REIT also could impair our ability to implement our business strategy and would adversely affect the value of our common stock.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to remain qualified as a REIT. In addition, new legislation, regulations, administrative interpretations or court decisions may adversely affect our investors, or our ability to remain qualified as a REIT for tax purposes. Although we believe that we qualify as a REIT, we cannot assure you that we will continue to qualify or remain qualified as a REIT for tax purposes.

The 90% distribution requirement will decrease our liquidity and may limit our ability to engage in otherwise beneficial transactions.

To comply with the 90% distribution requirement applicable to REITs and to avoid the nondeductible excise tax, we must make distributions to our stockholders. The indentures governing our outstanding senior notes permit us to make annual distributions to our stockholders in an amount equal to the minimum amount necessary to maintain our REIT status so long as the ratio of our Debt to Adjusted Total Assets (as variously defined in each such indenture) does not exceed 60% and to make additional distributions if we pass certain other financial tests. However, distributions may limit our ability to rely upon rental payments from our properties or subsequently acquired properties to finance investments, acquisitions or new developments.

Although we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the REIT distribution requirement, it is possible that from time to time we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement or we may decide to retain cash or distribute such greater amount as may be necessary to avoid income and excise taxation. This may be due to the timing differences between the actual receipt of income and actual payment of deductible expenses, on the one hand, and the inclusion of that income and deduction of those expenses in arriving at our taxable income, on the other hand. In addition, nondeductible expenses such as principal amortization or repayments or capital expenditures in excess of noncash deductions may also cause us to fail to have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement.

These distributions may limit our ability to rely upon rental payments from our properties or subsequently acquired properties to finance investments, acquisitions or new developments.

In the event that timing differences occur or we deem it appropriate to retain cash, we may borrow funds, issue additional equity securities (although we cannot assure you that we will be able to do so), pay taxable stock dividends, if possible, distribute other property or securities or engage in a transaction intended to enable us to meet the REIT distribution requirements. This may require us to raise additional capital to meet our obligations; however, see “—We may be unable to raise additional capital necessary to continue to implement our business plan and to meet our debt payments.” The terms of our revolving credit facility and the indentures governing our outstanding senior notes restrict our ability to engage in some of these transactions.

We may still be subject to corporate level taxes.

Following our REIT election, we are considered to be a former C corporation for income tax purposes. Therefore, we remain potentially subject to corporate level taxes for any asset dispositions occurring between January 1, 1999 and December 31, 2008. Also, as a consequence of the Provident Acquisition, we will be subject to corporate level taxes if we dispose of any of the Brookdale properties before November 2014.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements regarding our expected future financial position, results of operations, cash flows, funds from operations, dividends and dividend plans, financing plans, business strategy, budgets, projected costs, capital expenditures, competitive positions, growth opportunities, expected lease income, continued qualification as a REIT, plans and objectives of management for future operations and statements that include words such as “anticipate,” “if,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “could,” “should,” “will” and other similar expressions are forward-looking statements. Such forward-looking statements are inherently uncertain, and you must recognize that actual results may differ from our expectations. We do not undertake a duty to update such forward-looking statements.

Our actual future results and trends may differ materially depending on a variety of factors discussed in our filings with the Commission and under “Risk Factors.” Factors that may affect our plans or results include, without limitation:

•	the ability and willingness of Kindred and certain of its affiliates to continue to meet and/or perform their obligations under their contractual arrangements with us, including without limitation the lease agreements and various agreements entered into by us and Kindred at the time of the 1998 Spin Off, as such agreements may have been amended and restated in connection with Kindred’s emergence from bankruptcy on April 20, 2001;

•	the ability and willingness of Kindred to continue to meet and/or perform its obligation to indemnify and defend us for all litigation and other claims relating to the healthcare operations and other assets and liabilities transferred to Kindred in the 1998 Spin Off;

•	the ability of Kindred and our other operators, tenants and borrowers to maintain the financial strength and liquidity necessary to satisfy their respective obligations and duties under the leases and other agreements with us and their existing credit agreements;

•	our success in implementing our business strategy and our ability to identify, underwrite, finance, consummate and integrate diversifying acquisitions or investments;

•	the nature and extent of future competition;

•	the extent of future healthcare reform and regulation, including cost containment measures and changes in reimbursement policies, procedures and rates;

•	increases in our cost of borrowing;

•	the ability of our operators to deliver high quality care and to attract patients;

•	the results of litigation affecting us;

•	changes in general economic conditions and/or economic conditions in the markets in which we may, from time to time, compete;

•	our ability to pay down, refinance, restructure and/or extend our indebtedness as it becomes due;

•	the movement of interest rates and the resulting impact on the value of and the accounting for our interest rate swap agreement;

•	our ability and willingness to maintain our qualification as a REIT due to economic, market, legal, tax or other considerations;

•	final determination of our taxable net income for the year ended December 31, 2004 and for the year ending December 31, 2005;

•	the ability and willingness of our tenants to renew their leases with us upon expiration of leases and our ability to relet our properties on the same or better terms in the event such leases expire and are not renewed by the existing tenants;

•	risks associated with the Provident Acquisition, including our ability to timely and fully realize expected revenues and cost savings from the merger;

•	the impact on the liquidity, financial condition and results of operations of Kindred and our other operators resulting from increased operating costs and uninsured liabilities for professional liability claims, and the ability of Kindred and our other operators to accurately estimate the magnitude of such liabilities; and

•	the value of our rental reset right with Kindred, which is dependent on a variety of factors and is highly speculative.

Many of these factors are beyond the control of our company and our management.

We describe some of these risks and uncertainties in greater detail above under “Risk Factors.” These risks could cause actual results of our industry, or our actual results for the year 2005 and beyond, to differ materially from those expressed in any forward-looking statement we make. Our future financial performance is dependent upon factors discussed elsewhere in this prospectus and the documents incorporated by reference herein. Forward-looking statements speak only as of the date on which they are made. For a discussion of factors that could cause actual results to differ, see “Risk Factors” and the information contained in our filings with the Commission that are incorporated or deemed to be incorporated by reference in this prospectus. These filings are described under “Where You Can Find More Information and Incorporation by Reference.”

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders named herein.

SELLING STOCKHOLDERS

In connection with the Provident Acquisition, the selling stockholders named below received Class D units of limited partnership interest in ETOP (“ETOP Class D Units”) in exchange for contributing their limited partnership interests in PSLT OP, L.P., the operating partnership of Provident, to ETOP, in transactions exempt from the registration requirements of the Securities Act. Each ETOP Class D Unit is initially redeemable for one share of our common stock. In connection with the Provident Acquisition, we agreed to register the resale by the selling stockholders of the shares of our common stock issuable upon the redemption of the ETOP Class D Units.

The table below sets forth, among other things, the name of each selling stockholder, the shares of common stock beneficially owned by such selling stockholder prior to this offering and the number of shares of common stock beneficially owned by such selling stockholder that may be offered pursuant to this prospectus. The selling stockholders are former officers, trustees and employees of Provident, the predecessor to Ventas Provident, however, to our knowledge, none of the selling stockholders has, or within the past three years has had, any material relationship with Ventas, Inc. or any of its predecessors or affiliates.

We have prepared the table below based on information provided to us by the selling stockholders as of July 7, 2005.

The number of shares of common stock beneficially owned by each selling stockholder prior to the offering includes shares of common stock issuable to such selling stockholder upon redemption of its ETOP Class D Units. The percentage of outstanding shares is based on 102,954,336 shares of common stock outstanding as of July 6, 2005.

Information about the selling stockholders may change over time. Any changed information will be set forth in supplements to this prospectus, if required. In addition, the redemption rate and, therefore, the number of shares of common stock issuable upon redemption of the ETOP Class D Units is subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock issuable upon redemption of the ETOP Class D Units may increase or decrease.

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Number of Shares Beneficially Owned After Offering(1)	Percentage of Outstanding Shares(2)
Darryl W. Copeland, Jr.	360,758	(3)	104,286	256,472	*
Charles A. Post	166,232	(4)	73,401	92,831	*
William P. Ciorletti	101,278	(5)	79,618	21,660	*
Saul A. Behar	53,496	(6)	33,692	19,804	*
Mark A. Doyle	20,995	(7)	16,044	4,951	*
Frederic H. Lindeberg	17,034	(8)	16,044	990	*
Randolph W. Jones	16,044	(9)	16,044	—	*
Marie Mueller	2,808	(10)	2,808	—	*
Geoffrey Domal	2,006	(11)	2,006	—	*
Nancy Mele	1,203	(12)	1,203	—	*

Total			345,146

(1)	The beneficial ownership in this column assumes that each selling stockholder sells all of the shares offered by this prospectus that are beneficially owned by such selling stockholder and that prior to the sale of such shares such selling stockholder does not acquire additional shares or dispose of shares beneficially owned by such stockholder that are not being offered pursuant to this prospectus. A selling stockholder may sell none, some or all of the shares, including the shares offered by this prospectus or other shares, beneficially owned by such selling stockholder, or acquire additional shares. We cannot predict when or in what amounts a selling stockholder may sell any of the shares offered by this prospectus or any other shares beneficially owned by such selling stockholder or acquire additional shares.
(2)	The asterisk indicates ownership of less than 1% of the outstanding shares of our common stock.
(3)	Includes 104,286 shares of our common stock issuable to Mr. Copeland upon redemption of his 104,286 ETOP Class D Units.
(4)	Includes 73,401 shares of our common stock issuable to Mr. Post upon redemption of his 73,401 ETOP Class D Units.
(5)	Includes 79,618 shares of our common stock issuable to Mr. Ciorletti upon redemption of his 79,618 ETOP Class D Units.
(6)	Includes 33,692 shares of our common stock issuable to Mr. Behar upon redemption of his 33,692 ETOP Class D Units.
(7)	Includes 16,044 shares of our common stock issuable to Mr. Doyle upon redemption of his 16,044 ETOP Class D Units.
(8)	Includes 16,044 shares of our common stock issuable to Mr. Lindeberg upon redemption of his 16,044 ETOP Class D Units.
(9)	Includes 16,044 shares our common stock issuable to Mr. Jones upon redemption of his 16,044 ETOP Class D Units.
(10)	Includes 2,808 shares of our common stock issuable to Ms. Mueller upon redemption of her 2,808 ETOP Class D Units.
(11)	Includes 2,006 shares of our common stock issuable to Mr. Domal upon redemption of his 2,006 ETOP Class D Units.
(12)	Includes 1,203 shares of our common stock issuable to Ms. Mele upon redemption of her 1,203 ETOP Class D Units.

PLAN OF DISTRIBUTION

The shares of our common stock offered by this prospectus are subject to restrictions under the Registration Rights Agreement dated as of June 7, 2005 among us and the selling stockholders. Subject to those restrictions, sales of shares of our common stock by the selling stockholders named in this prospectus may be made from time to time in one or more transactions, on the New York Stock Exchange, in the over-the-counter market or any other exchange or quotation system on which shares of our common stock may be listed or quoted, in negotiated transactions or in a combination of any such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The shares may be offered directly to or through agents designated from time to time or to or through brokers or dealers, or through any combination of these methods of sale. The methods by which the shares may be sold include:

•	a block trade (which may involve crosses) in which the broker or dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	exchange distributions or secondary distributions in accordance with the rules of the New York Stock Exchange;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

An agent, broker or dealer may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares for whom such brokers or dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker or dealer might be in excess of customary commissions). A member firm of an exchange on which our common stock is traded may be engaged to act as a selling stockholder’s agent in the sale of shares by such selling stockholder.

In connection with distributions of the shares of our common stock offered by this prospectus or otherwise, the selling stockholders may enter into hedging transactions with brokers or dealers or other financial institutions with respect to our common stock. In connection with such transactions, such brokers or dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. Such hedging transactions may require or permit the selling stockholders to deliver the shares to such brokers or dealers or other financial institutions to settle such hedging transactions. The selling stockholders may also sell our common stock short and deliver the shares to close out such short positions. If so required by applicable law, this prospectus, as amended or supplemented, may be used to effect:

•	the short sales of our common stock referred to above;

•	the sale or other disposition by the brokers or dealers or other financial institutions of any shares they receive pursuant to the hedging transactions referred to above; or

•	the delivery by the selling stockholders of shares to close out short positions.

In addition, any shares of our common stock covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The selling stockholders may transfer the shares to a transferee, pledgee, donee or successor. In such, circumstances, the transferee, pledgee, donee or successor would become a selling stockholder under this prospectus only if identified in a prospectus supplement or in a post-effective amendment to the registration statement of which this prospectus is a part prior to making an offer or sale under this prospectus.

Each broker-dealer that receives our common stock for its own account pursuant to this prospectus must acknowledge that it will deliver the prospectus in connection with any sale of our common stock. If required, this prospectus may be amended or supplemented on a continual basis to describe a specific plan of distribution.

The selling stockholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of our common stock by the selling stockholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of our common stock to engage in market-making activities with respect to the particular common stock being distributed. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of the foregoing may affect the marketability of the securities and the ability of any person to engage in market-making activities with respect to the securities.

The selling stockholders and any brokers, dealers, agents or others that participate with the selling stockholders in the distribution of the shares offered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any underwriting discounts, commissions or fees received by such persons and any profit on the resale of the shares purchased by such persons may be deemed to be underwriting commissions or discounts under the Securities Act.

We have agreed to indemnify the selling stockholders named herein against certain liabilities that they may incur in connection with the sale of the shares registered hereunder, including liabilities arising under the Securities Act, and to contribute to payments that the selling stockholders may be required to make with respect thereto. Agents, brokers and dealers may be entitled under agreements entered into by the selling stockholders or us to indemnification against certain civil liabilities, including liabilities under the Securities Act.

There can be no assurance that any of the selling stockholders will sell any or all of the shares offered hereby.

All expenses of registration of the shares offered by this prospectus are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders. We estimate that the total expenses of this offering payable by us will be $110,000.

VALIDITY OF SECURITIES

The validity of shares of our common stock to be issued has been passed upon for us by Willkie Farr & Gallagher LLP.

EXPERTS

Our consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2004, including the schedule appearing therein, and our management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated by reference herein. Such financial statements and management’s assessment are incorporated by reference in this prospectus in reliance upon such reports given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and schedule of Provident as of December 31, 2004 and for the period March 1, 2004 (inception) to December 31, 2004, incorporated by reference in this prospectus and the registration statement of which this prospectus is a part, have been audited by KPMG LLP, an independent registered public accounting firm, as set forth in their report thereon, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Brookdale as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, incorporated by reference in this prospectus and the registration statement of which this prospectus is a part, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon, incorporated by reference herein. The financial statements referred to above are incorporated by reference in this prospectus in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

We are subject to the informational reporting requirements of the Securities Act and, in accordance therewith, file reports, proxy statements, information statements and other information with the Commission. Reports, proxy statements, information statements and other information filed by us with the Commission pursuant to the requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, NE, Washington, DC 20549. Copies of such material also may be obtained from the Public Reference Section of the Commission located at 100 F Street, NE, Washington, DC 20549, at prescribed rates. The Commission maintains a website that contains reports, proxy statements, information statements and other information regarding us. The Commission’s website address is http://www.sec.gov. We are a publicly held corporation and our common stock is traded on the New York Stock

Exchange under the symbol “VTR.” Reports, proxy statements, information statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Information about us is also available on our website at www.ventasreit.com. Information on our website is not incorporated by reference herein and our web address is included in this prospectus as an inactive textual reference only.

Statements contained or deemed to be incorporated by reference in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed as an exhibit to a document incorporated or deemed to be incorporated by reference in this prospectus, each such statement being qualified in all respects by such reference.

We are incorporating by reference in this prospectus the information we file with the Commission. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We are incorporating by reference Ventas, Inc.’s documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial filing of the registration statement of which this prospectus is a part and before the effective date of the registration statement or after the date of this prospectus until all of the shares of our common stock offered under this prospectus are sold:

•	our Annual Report on Form 10-K for the year ended December 31, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•	our Current Reports on Form 8-K filed on January 6, 2005, January 24, 2005, March 1, 2005, April 14, 2005, May 25, 2005, May 27, 2005, June 13, 2005, June 17, 2005 and July 5, 2005;

•	our Registration Statement on Form S-4 (File No. 333-124379), as amended; however, we do not incorporate by reference the financial statements and supporting schedules and notes thereto of Alterra;

•	our Proxy Statement filed on April 4, 2005 for our 2005 Annual Meeting of Stockholders; and

•	the description of our common stock set forth in our Registration Statement on Form 8-A (File No. 001-10989) filed with the Commission on January 23, 1992, as amended.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

General Counsel

Ventas, Inc.

10350 Ormsby Park Place

Suite 300

Louisville, Kentucky 40223

(502) 357-9000

We have not authorized anyone to give any information or make any representation about our company that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated by reference into this document. Therefore, if anyone gives you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.